UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended April 30, 2023.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the transition period from              to
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DARDEN RESTAURANTS, INC.
1000 Darden Center Drive
Orlando, Florida 32837

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Darden Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Darden Savings Plan (the “Plan”) as of April 30, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the Schedule of Delinquent Participant Contributions for the year ended April 30, 2023, and the Schedule of Assets (Held at End of Year) as of April 30, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Withum Smith + Brown, PC

We have served as the auditor of the Plan since 2022.

Orlando, Florida
October 19, 2023

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2023

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Assets:
Investments:
Investments, at fair value	$835,421,512	$607,059	$836,028,571
Common stock of Darden Restaurants, Inc. – allocated	108,619,771	211,776,898	320,396,669
Total investments	944,041,283	212,383,957	1,156,425,240
Receivables:
Employer contributions	4,254,676	—	4,254,676
Accrued dividends and interest	864,246	1,693,433	2,557,679
Notes receivable from participants	26,174,977	—	26,174,977
Total receivables	31,293,899	1,693,433	32,987,332
Net assets available for benefits	$975,335,182	$214,077,390	$1,189,412,572

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2022

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Assets:
Investments:
Investments, at fair value	$793,499,018	$979,962	$794,478,980
Common stock of Darden Restaurants, Inc. – allocated	93,444,519	191,201,880	284,646,399
Total investments	886,943,537	192,181,842	1,079,125,379
Receivables:
Employer contributions	3,339,393	—	3,339,393
Accrued dividends and interest	781,466	1,612,232	2,393,698
Notes receivable from participants	24,185,371	—	24,185,371
Total receivables	28,306,230	1,612,232	29,918,462
Net assets available for benefits	$915,249,767	$193,794,074	$1,109,043,841
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2023

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$20,992,223	$29,773,788	$50,766,011
Dividends and interest	10,161,308	6,912,825	17,074,133
Net investment income	31,153,531	36,686,613	67,840,144
Notes receivable from participants:
Interest	1,139,980	—	1,139,980
Contributions:
Participants	72,264,253	—	72,264,253
Employer	45,348,014	—	45,348,014
Total contributions	117,612,267	—	117,612,267

Total additions	149,905,778	36,686,613	186,592,391
Deductions from net assets attributed to:
Benefits paid to participants	(90,443,253)	(14,232,097)	(104,675,350)
Administrative expenses	(1,493,648)	(54,662)	(1,548,310)
Transfers between funds	2,116,538	(2,116,538)	—
Total deductions	(89,820,363)	(16,403,297)	(106,223,660)

Net increase	60,085,415	20,283,316	80,368,731
Net assets available for benefits:
Beginning of year	915,249,767	193,794,074	1,109,043,841
End of year	$975,335,182	$214,077,390	$1,189,412,572
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2022

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Additions (deductions) to net assets attributed to:
Investment loss:
Net depreciation in fair value of investments	$(66,600,217)	$(23,483,362)	$(90,083,579)
Dividends and interest	7,088,708	6,634,125	13,722,833
Net investment loss	(59,511,509)	(16,849,237)	(76,360,746)
Notes receivable from participants:
Interest	1,158,168	—	1,158,168
Contributions:
Participants	69,363,926		69,363,926
Employer	58,402,085	—	58,402,085
Total contributions	127,766,011	—	127,766,011

Total additions (deductions)	69,412,670	(16,849,237)	52,563,433
Deductions from net assets attributed to:
Benefits paid to participants	(107,878,207)	(18,531,389)	(126,409,596)
Administrative expenses	(930,893)	(345,712)	(1,276,605)
Transfers between funds	2,081,264	(2,081,264)	—
Total deductions	(106,727,836)	(20,958,365)	(127,686,201)

Net decrease	(37,315,166)	(37,807,602)	(75,122,768)
Net assets available for benefits:
Beginning of year	952,564,933	231,601,676	1,184,166,609
End of year	$915,249,767	$193,794,074	$1,109,043,841
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2023 and 2022

(1)Description of the Plan
The following description of the Darden Savings Plan (the Plan or DSP) provides only general information. Participants should refer to official Plan documents and the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company or Darden). The Plan was established as of June 1, 1973, but was amended and restated effective as of January 1, 2016 and has been subsequently amended. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The assets of the Plan are held and invested through the Darden Savings Plan Trust (the Trust). The Plan covers certain employees of the Company’s subsidiaries, and their divisions and affiliates who meet the Plan’s age and service requirements.
Participants are permitted to defer into the Plan on both an “after-tax” and “before-tax” basis. The Internal Revenue Code (the Code) limits the amount of before-tax contributions that can be made to the Plan each year. The limit for Plan participants under age 50 was $22,500 in 2023 and $20,500 in 2022. Participants who were at least age 50 or older during the year were permitted to make an additional “catch-up contribution” of $7,500 and $6,500, in 2023 and 2022, respectively.
Employee Contributions
Qualified employees who are at least 18 years of age may immediately begin making before-tax and after-tax contributions to the Plan upon commencement of employment. Generally, qualified employees may contribute 1% to 75% of eligible compensation to the Plan. Plan participants age 50 or older, who make maximum before-tax contributions to the Plan, may generally make an additional catch-up contribution, up to Internal Revenue Service (IRS) limits.
Employer Contributions
During the 2023 plan year, the Plan was amended to lower match eligibility effective May 1, 2022 to age 18. There were also clarification provisions in the amendment which have no material impact to participant accounts. Generally, qualified employees who are at least age 18 and complete a year of service are eligible for Company Matching Contributions. Salaried qualified employees who are at least age 21 and complete a year of service are also generally eligible for a Retirement Plus Contribution (RPC).
Company Matching Contributions
For the calendar quarters beginning April 1, 2022, July 1, 2022, October 1, 2022, and January 1, 2023, the Company made matching contributions of 80%, 50%, 65%, and 120%, respectively, of an employee’s contributions, up to the first 6% of eligible compensation contributed to the Plan. For the calendar quarter beginning April 1, 2023, the Company made a matching contribution of 100% of an employee's contributions, up to the first 6% of eligible compensation contributed to the Plan. Effective for calendar quarters beginning on or after April 1, 2020, the Company Matching Contribution is determined separately each calendar quarter at the Company's discretion and can range from a minimum of 0% to a maximum of 120% of an employee's contributions, up to the first 6% of eligible compensation contributed to the Plan. Company Matching Contributions are generally contributed to the Plan on a calendar quarter basis. For calendar quarters ending prior to April 1, 2020, Company Matching Contributions were funded through the Employee Stock Ownership Plan (ESOP) component of the Plan, the non-ESOP component of the Plan, or a combination of both. Effective for calendar quarters beginning on and after April 1, 2020, the ESOP loan was repaid in full and Company Matching Contributions are made only through the non-ESOP component of the Plan. Current Company Matching Contributions are invested in accordance with participant investment elections through the non-ESOP portion of the Plan.
DSP Retirement Plus Contribution ("RPC")
Eligible employees need not make contributions to the Plan to be eligible to receive RPCs. Effective for calendar quarters beginning on or after April 1, 2020, the amount of the RPC may vary from quarter to quarter at the discretion of the Company and may equal 0% up to and including 1.5% of eligible compensation. During plan year 2022, the RPC equaled 1.5% of eligible compensation. Prior to calendar quarters beginning April 1, 2020, RPCs were funded through the ESOP component of the Plan, the non-ESOP component of the Plan, or a combination of both. Effective for calendar quarters beginning on and after April 1, 2020, RPCs are made only through the non-ESOP component of the Plan. Current RPCs are invested in accordance with participant investment elections through the non-ESOP portion of the Plan.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2023 and 2022
DSP Advantage Bonus and DSP Advantage Matching Allocations
Prior to January 1, 2009, the Plan made DSP Advantage Bonus and DSP Advantage Matching Allocations to certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company. Contributions were made in the form of Darden common stock through the ESOP portion of the Plan.
Distributions and In-Service Withdrawals
Active employees may take hardship and DSP Advantage withdrawals from the Plan, subject to certain limitations as prescribed by the Plan. The Company also implemented the expanded in-service withdrawal options available under the Coronavirus Aid, Relief and Economic Security Act (CARES Act).
Upon termination of employment, participants are entitled to receive a distribution of their entire vested account balance. The vested portion of a participant’s account will automatically be distributed in a lump sum distribution at termination if the vested balance of a participant’s account is $1,000 or less. Terminated participants who have a vested account balance greater than $1,000 may elect either to receive a lump sum distribution, an eligible rollover to another qualified plan or to leave their account in the Plan. The Plan charges a quarterly fee of $8.75 to terminated participants who leave their accounts in the Plan.
Vesting
Each participant is 100% vested in all employee contributions to the Plan and DSP Advantage Allocations, including earnings on all such amounts. Company Matching Contributions and RPC allocations are vested at a rate of 5% for each fiscal quarter beginning with the participant’s fifth quarter of service. An employee is fully vested after completion of 24 fiscal quarters of vesting service (except in the event of retirement, severance, divestiture or death where full vesting may apply as prescribed by the Plan) based on a participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirements.
ESOP Fund
The Plan purchased Company stock held in the Darden ESOP Fund (Note 7) using the proceeds of the ESOP loans. There is currently no ESOP loan outstanding as the Company fully repaid the outstanding loan balance in December 2019. The ESOP loan was secured by a pledge of the purchased Company stock. As ESOP loan repayments were made, the ESOP Trustee released the leveraged shares. The Plan then used these released shares to fund certain Company Matching Contributions and certain RPCs, which were then allocated to eligible participants’ ESOP accounts.
Dividends were also automatically reinvested in participants’ ESOP accounts unless a participant elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
Plan Administration
Principal Financial Group (Trustee) currently serves as trustee and recordkeeper of the Plan. Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.
Additionally, as of March 19, 2015, Newport Trust (formally known as Evercore Trust) was appointed as the independent fiduciary and investment manager for the Company Stock Fund held in the Plan. Newport Trust acts as a fiduciary within the meaning of Section 3(21) of ERISA and an investment manager within the meaning of Section 3(38) of ERISA.

(2)Summary of Significant Accounting Policies

(a)Basis of Presentation
The financial statements of the Plan are prepared under the accrual-basis method of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2023 and 2022
(b)Investments
The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and supplemental schedule.
As of April 30, 2023 and 2022, 28% and 26% of the Plan’s investments are in the common stock of the Company, respectively. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested account as follows: a minimum of $500 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding the participant’s ESOP and RPC accounts. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13 week average net take-home pay. Loan repayment terms generally may not exceed 5 years, unless the participant receives a principal residence loan, in which case the loan repayment term can be up to 15 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest are paid through payroll deductions and may be repaid in full at any time without penalty. As of April 30, 2023, interest rates ranged from 4.25% to 9.50% and loans mature through March 11, 2038. The Company also implemented the expanded participant loan relief available under the CARES Act.

(d)Use of Estimates
The preparation of financial statements, in accordance with U.S. generally accepted accounting principles, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e) Application of New Accounting Standards
The Plan has not adopted any new accounting standards in the current plan year. Other applicable accounting standards that have been issued by the Financial Accounting Standards Board (FASB) or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)Forfeitures
Forfeitures of nonvested Company contributions to the Plan can be used in any order of priority to: (i) pay Plan expenses, to the extent not paid by the Company, (ii) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, (iii) correct an error made in allocating amounts to participants' accounts, (iv) be allocated to participants' accounts in the proportion that each participant's earnable compensation bears to the earnable compensation of all participants for the Plan year, or (v) fund contributions that the Company or a participating employer would otherwise make in accordance with the terms of the Plan or guidance prescribed by the IRS or another government agency, including corrective qualified nonelective contributions. During the 2023 and 2022 Plan years, $1,084,727 and $917,680, respectively, of forfeitures were used to pay administrative expenses of the Plan. Additionally, during the 2023 and 2022 Plan year, $1,816,021 and $857,020, respectively, in forfeitures were used to offset employer contributions. Forfeited funds were not used for any other reason during Plan years 2023 and 2022. Additionally, as of April 30, 2023 and 2022 forfeitures available for future use totaled $823,488 and $1,161,081, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2023 and 2022
(4)Choice of Investments
All contributions may be directed to 21 basic investment alternatives: Columbia Trust Stable Value Government Admin O Fund, BlackRock Advantage Small Cap Core Fund, TS&W Collective/International Large Cap Equity Fund, Vanguard Institutional Index Fund, Vanguard Target Retirement 2070 Trust II Fund, Vanguard Target Retirement 2065 Trust II Fund, Vanguard Target Retirement 2060 Trust II Fund, Vanguard Target Retirement 2055 Trust II Fund, Vanguard Target Retirement 2050 Trust II Fund, Vanguard Target Retirement 2045 Trust II Fund, Vanguard Target Retirement 2040 Trust II Fund, Vanguard Target Retirement 2035 Trust II Fund, Vanguard Target Retirement 2030 Trust II Fund, Vanguard Target Retirement 2025 Trust II Fund, Vanguard Target Retirement 2020 Trust II Fund, Vanguard Institutional Target Retirement Income Trust II Fund, John Hancock Bond Trust Fund, Vanguard Total Bond Market Index Fund, Vanguard Extended Market Index Fund, Vanguard Total International Stock Index Institutional Fund, and Darden Common Stock.

(5)Fair Value Measurement
FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement (including the Company’s own assumptions in determining the fair value of investments).
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Plan investments are recorded at fair value. Short-term investments are stated at cost, which approximates fair value. Shares of common stock are valued at closing market prices and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end.
Investments in common collective trusts are valued at net asset value using a Readily Determinable Fair Value (RDFV) based on the fair value of the underlying securities in which the account is invested. The RDFV is used if the fair value per share is determined and published and is the basis for current transactions. There are currently no redemption restrictions or unfunded commitments on these investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income, net realized and unrealized gains or losses, and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis. Deposits and withdrawals are made at fair value determined as of the end of the business day of the transaction. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.
The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2023:

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2023 and 2022

	Fair value of assets at April 30, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$320,396,669	$320,396,669	$—	$—
Short-term investments	4,317,818	4,317,818	—	—
Mutual funds	248,962,879	248,962,879	—	—
Common collective trust	582,747,874	—	582,747,874	—
Total	$1,156,425,240	$573,677,366	$582,747,874	$—

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2022:

	Fair value of assets at April 30, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$284,646,399	$284,646,399	$—	$—
Short-term investments	5,022,617	5,022,617	—	—
Mutual funds	258,338,517	258,338,517	—	—
Common collective trust	531,117,846	—	531,117,846	—
Total	$1,079,125,379	$548,007,533	$531,117,846	$—
For the years ended April 30, 2023 and 2022, there were no investments classified as level 3 nor were there any transfers between levels 1, 2, or 3.

(6)Common Stock of Darden Restaurants, Inc.
At April 30, 2023 and 2022, the fair value of the shares held in the non-ESOP Fund participant directed accounts was $108,619,771 (714,933 shares) and $93,444,519 (709,364 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission. This fund has short term investments within.

(7)ESOP Funds
The Plan previously entered into several ESOP loan transactions and borrowed money from the Company to purchase shares of Company stock. The Company made its final ESOP loan repayments in December 2019. Prior to repayment, these ESOP loans were secured by pledges of the purchased Company stock. The ESOP Trustee held the purchased shares (also referred to as leveraged shares) in a designated ESOP Fund, along with some cash held in short-term investments. As ESOP loan repayments were made, the ESOP Trustee released these shares. The Plan could use these released shares to fund Company Matching Contributions and RPCs, which were then allocated to eligible participants’ ESOP accounts.
After the final ESOP loan repayments, the same general rules continue to apply to the participants' ESOP accounts. Dividends are automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund. Shares used to fund Company contributions reduce the net assets of the ESOP fund and increase the net assets of the participant directed funds. These contributions were included as transfers between funds on the accompanying statements of changes in net assets available for benefits.
At April 30, 2023 and 2022, the Darden ESOP Fund consists of 1,393,911 and 1,451,468 shares, respectively, of Darden's common stock, all of which have been allocated to individual participant accounts. At April 30, 2023, the fair value of the shares was $211,776,898. At April 30, 2022, the fair value of the shares was $191,201,880.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2023 and 2022
(8)Party-in-Interest Transactions
Certain Plan investments are in common stock of the Company and a short-term investment managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. The Company pays the Trustee’s administrative and trustee fees. Such fees, for the years ended April 30, 2023 and 2022, were covered by plan forfeitures and fees paid by terminated participants.
Certain Plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Loan fees incurred and paid by Plan participants were $137,250 and $125,550 for the years ended April 30, 2023 and 2022, respectively. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Fees paid by terminated participants were $393,841 and $273,011 for the years ended April 30, 2023 and 2022, respectively.

(9)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500 as of April 30, 2023 and 2022:

	2023	2022
Net assets available for benefits per the accompanying financial statements	$1,189,412,572	$1,109,043,841
Notes receivable from participants – deemed distributions	(2,872,080)	(2,303,153)
Net assets available for benefits per Form 5500	$1,186,540,492	$1,106,740,688

The following is a reconciliation of total deductions to net assets, net, per the accompanying financial statements to Form 5500 as of April 30, 2023 and 2022:

	2023	2022
Total deductions per the accompanying financial statements	$106,223,660	$127,686,201
Deemed distributed notes receivable from participants offset by total distributions	568,926	1,686,708
Total deductions per Form 5500	$106,792,586	$129,372,909

    Amounts allocated to deemed distributions of notes receivable from participants are recorded, in accordance with the Plan Document, as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

    A note receivable from a participant is deemed distributed during the plan year for the Form 5500 under the provisions of the Code section 72(p) and the Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the participant’s individual account and the participant has discontinued payment of the note receivable as of the end of the year. However, in accordance with U.S. generally accepted accounting principles, for the accompanying financial statements the note receivable balance is still considered an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

(10)Tax Status
The Plan obtained a determination letter on June 23, 2017, in which the IRS stated that the Plan, as restated effective January 1, 2016, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related Trust is tax exempt as of April 30, 2023 and 2022. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2023 there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2023 and 2022
(11) Delinquent Contributions
During plan year ending April 30th, 2023, the Company had an unintentional delay related to the transmission of one participant's contributions to the Plan. The Company self-corrected the error by wiring the late contribution on January 27, 2023 and subsequently remitting lost earnings of $0.31 on February 13, 2023. See accompanying supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for further information.

(12) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions, and the related Plan Trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses.

(13) Subsequent Events
On June 14, 2023, Darden Restaurants, Inc., completed the acquisition of Ruth's Hospitality Group, Inc., a Delaware corporation (Ruth's), for $21.50 per share in cash. Ruth's is the owner, operator and franchisor of restaurants under the Ruth's Chris Steak House trademark. There was no impact to the Plan's financial statements.
Management has evaluated subsequent events through the date that the financial statements were issued. Based on this evaluation, the Company has determined that no further subsequent events have occurred, other than the matter described above, which require disclosure through the date that these financial statements were issued.

DARDEN SAVINGS PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended April 30, 2023

Participant Contributions Transferred Late to Plan *	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
Check here if late participant loan contributions are included: ❑	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP
$7	—	7	—	$—

*	The amount above represents a late participant contribution that was not timely transferred to the Plan for the plan year ending April 30, 2023. Darden self-corrected the error by wiring the late contribution on January 27, 2023 and subsequently remitting lost earnings of $0.31 on February 13, 2023. The lost earnings were calculated using the DOL's lost earnings calculator. Darden also filed IRS Form 5330 to report the delinquent contribution. There was no related excise tax due.

See accompanying report of independent registered public accounting firm.

DARDEN SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2023

Issuer	Face amount or number of units	Current value
Darden Common Stock*	2,108,844	$320,396,669

Short-term Investments
AllSpring Government Money Market Fund*	4,317,818	4,317,818

Mutual funds
John Hancock Bond Trust Fund	91,578	$1,252,793
Vanguard Institutional Index Fund	405,493	141,233,260
BlackRock Advantage Small Cap Core Fund	2,544,110	36,558,865
Vanguard Total Bond Market Index Fund	2,405,585	23,430,394
Vanguard Extended Market Index I Fund	356,082	37,060,973
Vanguard Total International Stock Index Fund	78,145	9,426,594
Total	5,880,993	248,962,879

Common collective trust
Columbia Trust Stable Value Government Admin O Fund	4,512,778	54,514,358
TS&W Collective/International Large Cap Equity Fund	2,408,060	29,413,974
Vanguard Target Retirement 2070 Fund	42,011	804,938
Vanguard Target Retirement 2065 Fund	211,660	6,652,472
Vanguard Target Retirement 2060 Fund	514,771	26,263,593
Vanguard Target Retirement 2055 Fund	809,003	52,293,949
Vanguard Target Retirement 2050 Fund	1,598,134	77,125,933
Vanguard Target Retirement 2045 Fund	1,950,892	93,350,203
Vanguard Target Retirement 2040 Fund	1,355,727	63,109,071
Vanguard Target Retirement 2035 Fund	1,651,461	72,911,990
Vanguard Target Retirement 2030 Fund	965,520	41,005,646
Vanguard Target Retirement 2025 Fund	959,182	40,189,738
Vanguard Target Retirement 2020 Fund	359,443	14,679,668
Vanguard Institutional Target Retirement Income Fund	260,678	10,432,341
Total	17,599,320	582,747,874

Notes receivable from Participants outstanding – interest rates ranging from 4.25% – 9.50% with varying maturities*	4,880	26,174,977
Total		$1,182,600,217

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of WithumSmith + Brown, P.C., Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

		By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated:	October 19, 2023	By:	/s/ Pam Price
Pam Price, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.